UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Report”) amends the Report on Form 6-K filed by Erayak Power Solution Group Inc. (the “Company”) on November 5, 2024 (the “Original 6-K”) solely to incorporate by reference the information contained on this Report into the registration statements of the Company, as indicated in the section “Incorporation by Reference” below.

Except as described above, this Report speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

INCORPORATION BY REFERENCE

This Report and the exhibits thereto, including any amendment and report filed for the purpose of updating such documents, shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Nos. 333-281181 and 333-278347), of the Company and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc.

Date: December 5, 2024	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024 and 2023
99.2*	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, June 30, 2024 and 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

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